September 6, 2005



Mr. Jeffrey R. Mason
Chief Financial Officer
Anooraq Resources Corporation
800 West Pender Street, Suite 1020
Vancouver, British Columbia V6C 2V6
Canada

	Re:	Anooraq Resources Corporation
		Form 20-F for the Fourteen Months Ended December 31,
2004
Filed July 15, 2005
		File No. 001-31930


Dear Mr. Mason:

      We have reviewed your Form 20-F for the fourteen months ended
December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the Form
20-F.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F For the Fourteen Months Ended December 31, 2004

Selected Financial Data, page 8

1. We note you stated that the company`s annual financial statements have been audited by its independent registered public accounting firm, KPMG LLP. This statement infers annual financial statements for all five years presented have been audited by KPMG LLP. Please clarify your statement to reflect the periods audited by De Visser Gray.

Financial Statements, page 86

2. Please include the audit reports from your current and prior independent registered public accounting firms.

Exhibits 15.7 and 15.8

3. The consolidated financial statements referenced on the cover page of Exhibit 15.8 do not correspond to consolidated financial statements included in the exhibit. Please revise as necessary.

4. We note you included unaudited consolidated financial
statements as
of and for the twelve months ended October 31, 2004 and for the two
months ended December 31, 2004 and three months ended January 31, 2003. Please be advised that the two months ended December 31, 2004 and three months ended January 31, 2003 are not comparative. We also note you included unaudited consolidated financial statements for the three months ended October 31, 2004 and 2003. Please tell us when you elected to change your fiscal year end and your basis for including these financial statements for purposes of complying with transition reporting requirements.

Your transition period appears to be between November 1, 2003 and December 31, 2003, the period between the closing of your most recent fiscal year and the opening date of your newly selected fiscal year.
For a transition period that is six months or less, but more than one month, we would generally require the following:

a. A transition report on Form 20-F should be filed within the later of three months after either the end of the transition period or the date of the issuer elected to change its fiscal year.

b. The transition report on Form 20-F (referred to in a. above) should include unaudited financial statements, reconciled to U.S. GAAP and information required by Items 3, 9, 15, 16, and 17 or 18 of Form
20-F.

c. The next annual report on Form 20-F should include audited financial statements for this transition period.

Exhibit 99.1 and 99.2

5. Please revise the certification to be consistent with the language specified in the standard version. Please refer to the Instructions as to the Exhibits, exhibit 12, of Form 20-F.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Mr. Mason
Anooraq Resources Corporation
September 6, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010